UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Surge Components, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

868908104

(CUSIP Number)

Bradley P. Rexroad

970 Reserve Drive, Suite 126

Roseville, CA 95678

(916) 791-1842

Michael D. Tofias

25 Cambridge Drive

Short Hills, NJ 07078

(917) 699-6505

With a copy to:

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868908104 13D
(1) NAMES OF REPORTING PERSONS Bradley P. Rexroad
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
7,337 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
7,337 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 10,224,431 shares of common stock, par value $.001 per share, outstanding as of February 26, 2017, which number of shares is taken from disclosures made by Surge Components, Inc. (the “Issuer”) in its Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2017. This percentage reflects the purchase by the Issuer of 5,000,000 shares of common stock in a tender offer, which number of shares is taken from disclosures made by the Issuer in its Schedule TO, initially filed with the Securities Exchange Commission on February 3, 2017, as amended.

CUSIP No. 868908104 13D
(1) NAMES OF REPORTING PERSONS Michael D. Tofias
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
232,442 shares
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
232,442 shares
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,442 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 10,224,431 shares of common stock, par value $.001 per share, outstanding as of February 26, 2017, which number of shares is taken from disclosures made by Surge Components, Inc. in its Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2017. This percentage reflects the purchase by the Issuer of 5,000,000 shares of common stock in a tender offer, which number of shares is taken from disclosures made by the Issuer in its Schedule TO, initially filed with the Securities Exchange Commission on February 3, 2017, as amended.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on August 26, 2016, as amended on December 23, 2016 and February 21, 2017 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” are deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

(a) and (b)       The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this this Statement are incorporated herein by reference. As of the close of business on March 16, 2017, the Reporting Persons beneficially owned 239,779 shares of Common Stock, representing approximately 4.6% of the issued and outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,224,431 issued and outstanding shares of Common Stock outstanding as of February 26, 2017, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 28, 2017. This percentage reflects the purchase by the Issuer of 5,000,000 shares of common stock in a tender offer, which number of shares is taken from disclosures made by the Issuer in its Schedule TO, initially filed with the Securities Exchange Commission on February 3, 2017, as amended.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to this Amendment.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       The Reporting Persons ceased to beneficially own more than 5% of the Common Stock on March 14, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

BRADLEY P. REXROAD

/s/ Bradley P. Rexroad

MICHAEL D. TOFIAS

/s/ Michael D. Tofias

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Owner	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Michael D. Tofias	2/15/2017	Sale	292,000	$0.00		(1)
Michael D. Tofias	3/13/2017	Sale	1,034,799	$1.43		(2)
Bradley P. Rexroad	3/13/2017	Sale	555,737	$1.43		(2)
Bradley P. Rexroad	3/14/2017	Sale	61,004	$0.96		(3)
Bradley P. Rexroad	3/14/2017	Sale	2,000	$0.95		(3)
Bradley P. Rexroad	3/14/2017	Sale	37,800	$0.94		(3)
Bradley P. Rexroad	3/14/2017	Sale	16,691	$0.90		(3)

(1)	Charitable donation.
(2)	Purchased by the Issuer in self-tender offer.
(3)	Open market transaction.